SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER

Oriole Homes Corp.

(Name of the Issuer)

Oriole Homes Corp.
Levy Acquisition Co.

(Name of Person(s) Filing Statement)

Oriole Homes Corp.
Class A Common Stock, par value $0.10 per share
Class B Common Stock, par value $0.10 per share

(Title of Class of Securities)

686264102 (Class A)
686264201 (Class B)

(CUSIP Number of Class of Securities)

Oriole Homes Corp.	Levy Acquisition Co.	Richard D. Levy, Harry A. Levy, Mark A. Levy

1690 S. Congress Avenue	1690 S. Congress Avenue	1690 S. Congress Avenue

Suite 200	Suite 200	Suite 200

Delray Beach, Florida 33445	Delray Beach, Florida 33445	Delray Beach, Florida 33445

(561) 274-1235	(561) 274-2000, ext. 341	(561) 274-2000, ext. 341

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf
of Person(s) Filing Statement)

Copies to:

Dennis J. Olle	Leslie J. Croland, P.A.

Adorno & Yoss, P.A.	Edwards & Angell, LLP

2601 S. Bayshore Drive	350 East Las Olas Boulevard

Suite 1600	Suite 1150

Miami, FL 33133	Fort Lauderdale, FL 33301-4215

(305) 858-5555	(954) 727-2600

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ]	The filing of a registration statement under the Securities Act of 1933.

c.	[ ]	A tender offer.

d	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [   ]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$13,990,774.25	$1,287.15

*	The transaction valuation was determined based upon the sum of (a) the product of 2,837,100 shares of common stock and the merger consideration of $4.90 per share, or $13,901,790.00, and (b) the product of options to purchase 30,995 shares of common stock and the merger consideration of $4.90 per share less the applicable exercise price, or $88,984.25.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .000092 of the transaction valuation.

[X]	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,287.15	Filing Party:	Oriole Homes Corp.

Form or Registration No.: Preliminary Proxy Statement	Date Filed:	October 7, 2002

SECTION 13E-3 TRANSACTION STATEMENT
INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (1) Oriole Homes Corp., a Florida corporation (“OHC”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein, and (2) Levy Acquisition Co., a Florida corporation (“Levy Acquisition”). OHC and Levy Acquisition are referred to individually, as a “Filing Person” and collectively, as the “Filing Persons.” Levy Acquisition and the Levy Group, comprised of Richard D. Levy, Harry A. Levy, Beatrice Levy, Davida Levy, Mark A. Levy, Jo Ann M. Levy, Jo Ann Levy, Daniel H. Levy, Allison Sacks, Joel M. Levy, Robert A. Levy, David J. Levy, Elka N. Lampert Irrevocable Trust, Avraham R. Lampert Irrevocable Trust, Harry A. Levy Grandchildren’s Trust, Richard D. Levy Grandchildren’s Trust, Hapco Company, Levor Associates, and Grandco Associates is referred to as the “Acquisition Group.”

         Pursuant to an Agreement and Plan of Merger dated as of September 11, 2002 (the “Merger Agreement”), by and between Levy Acquisition and OHC, Levy Acquisition will merge into OHC (the “Merger”). As a result of the Merger, each outstanding share of OHC Class A Common Stock, par value $0.10 per share, and Class B Common Stock, par value $0.10 per share (collectively, the “Common Stock”), will be cancelled and converted into the right to receive $4.90 in cash, other than any outstanding share of Common Stock beneficially owned by the Acquisition Group. After the Merger, OHC will be a privately held corporation, 100% of which will be beneficially owned by the Acquisition Group.

         Concurrently with the filing of this Schedule 13E-3, OHC is filing a preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the OHC board of directors is soliciting proxies from holders of outstanding shares of Common Stock in connection with the Merger. The cross-reference sheet below is being supplied pursuant to General Instructions F and G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the Items of this Schedule 13E-3. The information set forth in the Proxy Statement including all annexes thereto, is hereby incorporated herein by reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

ITEM 1. SUMMARY TERM SHEET.
REGULATION M-A ITEM 1001

The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Procedural Questions and Answers About the Merger” and “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.
REGULATION M-A ITEM 1002

(a)	The information set forth in the Proxy Statement under the caption “Summary Term Sheet – The Companies” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “The Annual Meeting – Record Date; Stock Entitled to Vote; Quorum; Voting at the Annual Meeting” is incorporated herein by reference.

(c) and (d)	The information set forth in the Proxy Statement under the caption “Certain Information Concerning Our Company – Price Range of Shares; Dividends; Repurchases” is incorporated herein by reference.

(e)	Not applicable.

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(f)	Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
REGULATION M-A ITEM 1003

(a)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Summary Term Sheet – Overview,” “Summary Term Sheet – The Companies” and “Election of Directors – Background of Management” is incorporated herein by reference.

(b)	Levy Acquisition Co. is a privately held Florida corporation incorporated on August 7, 2002 specifically to merge with and into OHC. The office of Levy Acquisition is located at 1690 South Congress Avenue, Suite 200, Delray Beach, FL 33445. During the past five years, Levy Acquisition has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Summary Term Sheet – Overview,” “Summary Term Sheet – The Companies” and “Election of Directors – Background of Management” is incorporated herein by reference. During the past five years, none of Richard D. Levy, Harry A. Levy or Mark A. Levy has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

         Set forth below are the name, address and the present principal occupation or employment of any corporation or other organization in which such occupation or employment of each of the Filing Persons that are natural persons. Each person identified below is a United States citizen. Unless indicated otherwise, each person’s principal address and telephone number are 1690 South Congress Avenue, Suite 200, Delray Beach, FL 33445, (561) 274-1235.

         Richard D. Levy, age 72, has served as Chairman of the Board and Chief Executive Officer of OHC since January 1976. Mr. Levy has been an executive officer of OHC since its organization in 1963. Richard D. Levy has served as the President and as a director of Levy Acquisition since its formation in August 2002.

         Harry A. Levy, age 69, has served as Vice Chairman of the Board of OHC since May 1991 and as Secretary of OHC since 1968. Mr. Levy has been actively engaged in the management of family interests in hotels, office buildings and other real estate holdings for more than ten years. Harry A. Levy is the brother of Richard D. Levy. Harry A. Levy has served as Secretary and as a director of Levy Acquisition since its formation in August 2002.

         Mark Levy, age 50, has served as President and Chief Operating Officer of OHC since December 1984 and has been employed by OHC since January 1975. Mark A. Levy is the son of Richard D. Levy. Mark A. Levy has served as a director of Levy Acquisition since its formation in August 2002.

ITEM 4. TERMS OF THE TRANSACTION.
REGULATION M-A ITEM 1004

(a)(1)	Not applicable.

(a)(2)(i)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet” is incorporated herein by reference.

(a)(2)(ii)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Overview” and “The Merger Agreement – Consideration to be Offered to Our Shareholders” is incorporated herein by reference.

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(a)(2)(iii)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of vFinance Investments, Inc.,” “Special Factors – Reasons for the Recommendations of the Special Committee and Our Board of Directors,” “Special Factors – Position of Levy Acquisition as to the Fairness of the Merger” and “Special Factors – Purposes and Plans or Proposals” is incorporated herein by reference.

(a)(2)(iv)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “The Annual Meeting – Required Votes” is incorporated herein by reference.

(a)(2)(v)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” “Summary Term Sheet – Effect of the Merger” “Special Factors – Purposes of the Merger and Plans or Proposals” and “Payment of Merger Consideration and Surrender of Stock Certificates” is incorporated herein by reference.

(a)(2)(vi)	Not applicable.

(a)(2)(vii)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Special Factors – Material Federal Income Tax Consequences to Our Shareholders” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Effect of the Merger,” “Special Factors – Purposes of the Merger and Plans or Proposals” and “Payment of Merger Consideration and Surrender of Stock Certificates” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Appraisal Rights” is incorporated herein by reference.

(e)	None.

(f)	Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS REGULATION M-A
ITEM 1005

(a)(1)	None.

(a)(2)	Not applicable.

(b)and(c)	The information set forth in the Proxy Statement under the caption “Special Factors – Background of the Merger” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Support and Exchange Agreement,” “Special Factors – Background of the Merger,” “The Merger Agreement – Support and Exchange Agreement” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
REGULATION M-A ITEM 1006

(b)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Effect of the Merger,” “Special Factors – Purposes of the Merger and Plans or Proposals” and “The Merger Agreement – Consideration to be Offered to Our Stockholders” is incorporated herein by reference.

(c)(1)-(8)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Effect of the Merger” and “The Merger Agreement – Generally” is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
REGULATION M-A ITEM 1013

(a)and(b)	The information set forth in the Proxy Statement under the captions “Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committee and Our Board of Directors,” “Special Factors– Position of Levy Acquisition as to the Fairness of the Merger” and “Special Factors – Purposes of the Merger and Plans or Proposals” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committee and Our Board of Directors” and “Special Factors – Position of Levy Acquisition as to Fairness of the Merger” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Effect of the Merger,” “Special Factors – Purposes of the Merger and Plans or Proposals,” “Special Factors – Material Federal Income Tax Consequences to Our Stockholders,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of vFinance Investments, Inc.,” “Special Factors – Reasons for the Recommendation of the Special Committee and Our Board of Directors” and “Special Factors – Purposes of the Merger and Plans or Proposals” is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.
REGULATION M-A ITEM 1014

(a)and(b)	Each of the Filing Persons believes that the Merger and its terms, as proposed, are fair to the shareholders of OHC (other than the Acquisition Group). For a discussion of the factors considered by the Filing Persons in determining the fairness of the Merger, see the information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of vFinance Investments, Inc.,” “Special Factors – Reasons for the Recommendation of the Special Committee and Our Board of Directors” and “Special Factors – Position of Levy Acquisition as to Fairness of the Merger” that is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “The Annual Meeting – Required Votes,” “The Annual Meeting – Record Date; Stock Entitled to Vote; Quorum; Voting at the Annual Meeting,” “The Merger Agreement” and “Special Factors – Reasons for the Recommendation of the Special Committee and Our Board of Directors” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Summary Term Sheet – Overview,” “Summary Term Sheet – Opinion of vFinance

Investments, Inc.,” “Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendation of the Special Committee and Our Board of Directors” and “Special Factors – Position of Levy Acquisition as to the Fairness of the Merger” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committee and Our Board of Directors” and “Special Factors – Position of Levy Acquisition as to the Fairness of Merger” is incorporated herein by reference.

(f)	Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
REGULATION M-A ITEM 1015

(a)-(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of vFinance Investments, Inc.,” “Special Factors – Reasons for Recommendations of the Special Committee and Our Board of Directors” and “Special Factors – Position of Levy Acquisition as to Fairness of the Merger” is incorporated herein by reference. The written Opinion of the vFinance Investments, Inc., dated September 11, 2002, is attached to the Proxy Statement as Annex B, and the vFinance Investments, Inc. Preliminary Valuation Analysis dated August 26, 2002 (presented to the Special Committee of the OHC Board of Directors on September 4, 2002) and the vFinance Investments, Inc. Presentation to Oriole Homes Corporation, dated September 9, 2002 (presented to the OHC Board of Directors on September 11, 2002) are attached hereto as Exhibits 1 and 2, respectively. The real property appraisals that were provided to the Special Committee of the OHC Board of Directors for review and to vFinance Investments, Inc. in connection with its valuation analysis are attached hereto as Exhibits 3 – 6, inclusive.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
REGULATION M-A ITEM 1007

(a)-(d)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Merger Financing,” “The Merger Agreement – Fees, Expenses and other Payments” and “Estimated Fees and Expenses of Merger” is incorporated herein by reference.

ITEM 11. INTEREST IN THE SUBJECT COMPANY SECURITIES.
REGULATION M-A ITEM 1008

(a)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Overview,” “Summary Term Sheet – Shareholder Vote; Ownership of Management, Directors and other Affiliates,” “Special Factors – Background of the Merger,” “Certain Relationships and Related Transactions,” “Principal Shareholders and Security Ownership of Management” and “The Annual Meeting – Required Votes” is incorporated herein by reference.

(b)	Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.
REGULATION M-A ITEM 1012

(d) and (e)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Support

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and Exchange Agreement,” “Special Factors – Background to the Merger,” “Special Factors – Reasons for Recommendation of the Special Committee and Our Board of Directors,” “Special Factors – Position of Levy Acquisition as to the Fairness of the Merger,” “The Merger Agreement – Support and Exchange Agreement,” “The Annual Meeting – Required Votes” and “Annex C – Support and Exchange Agreement” is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.
REGULATION M-A ITEM 1010

(a)	The information set forth in the Proxy Statement under the captions “Certain Information Concerning Our Company – Selected Historical Financial Data,” “Annex D – Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2001” and “Annex E – Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2002” is incorporated herein by reference.

(b)	Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
REGULATION M-A ITEM 1009

(a) and (b)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Factors – Position of Levy Acquisition as to the Fairness of the Merger,” “Solicitation of Proxies” and “Annex B – Opinion of vFinance Investments, Inc.” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.
REGULATION M-A ITEM 1011

(b)	The information set forth in the Proxy Statement and annexes thereto is incorporated herein by reference.

ITEM 16. EXHIBITS.
REGULATION M-A ITEM 1016

(a)	Preliminary Proxy Statement of Oriole Homes Corp., filed on October 7, 2002 is incorporated herein by reference.

(b)	Not applicable.

(c)	Opinion of vFinance Investments, Inc., dated September 11, 2002, included as Annex B to the Proxy Statement and incorporated herein by reference.

vFinance Investments, Inc. Preliminary Valuation Analysis dated August 26, 2002 (presented to the Special Committee of the OHC Board of Directors on September 4, 2002) is attached hereto as Exhibit 1.

vFinance Investments, Inc. Presentation to Oriole Homes Corporation, dated September 9, 2002 (presented to the OHC Board of Directors on September 11, 2002) is attached hereto as Exhibit 2.

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Appraisal of Five Multi-Family Land Parcels (Sandpiper Isle and Sandpiper Greens), Lee County (Bonita Springs), Florida by Armalavage & Associates, Inc. dated July 3, 2002 is attached hereto as Exhibit 3.

Appraisal of 138 Partially Developed Single-Family Lots in Equestrian Club, Wellington, Palm Beach County, FL by Roe Minor Realty Consultants dated July 9, 2002 is attached hereto as Exhibit 4.

Appraisal of 110 Unit Condominium Development, Spring Park Terraces at Celebration, Unincorporated Osceola County, Florida by Roe Minor Realty Consultants dated July 17, 2002 is attached hereto as Exhibit 5.

Appraisal of Remaining Units at Stonecrest, Summerville, FL by Roe Minor Realty Consultants dated July 29, 2002 is attached hereto as Exhibit 6.

(d)	Agreement and Plan of Merger, dated as of September 11, 2002, by and between Levy Acquisition Co. and Oriole Homes Corp., included as Annex A to the Proxy Statement and incorporated herein by reference.

Support and Exchange Agreement, dated as of September 11, 2002, by and among Levy Acquisition Co. and each of the parties listed in Exhibit A thereto, included as Annex C to the Proxy Statement and incorporated herein by reference.

(f)	Not applicable.

(g)	Not applicable.

SIGNATURE

         After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ORIOLE HOMES CORP.

/s/ Joseph Pivinski Joseph Pivinski, Chief Financial Officer

LEVY ACQUISITION CO.

/s/ Richard D. Levy Richard D. Levy, President

Dated: October 7, 2002